Filed by MB Financial, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: First SecurityFed Financial, Inc.
Commission File No. 00-23063

Set forth below are materials to be presented during the conference call/webcast held by MB Financial, Inc. on January 12, 2004.

mb financial

First SecurityFed Financial, Inc. Merger

January 12, 2004

Forward Looking Statements

When used in this presentation and in filings with the Securities and Exchange Commission, in other press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected cost savings and synergies from the MB Financial-First SecurityFed transaction might not be realized within the expected time frames, and costs or difficulties relating to integration matters might be greater than expected; (2) the requisite stockholder and regulatory approvals for the MB Financial-First SecurityFed transaction might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior and net interest margin; (6) the impact of repricing and competitors' pricing initiatives on loan and deposit products; (7) the ability to adapt successfully to technological changes to meet customers' needs and developments in the market place; (8) MB Financial's ability to realize the residual values of its direct finance, leveraged, and operating leases; (9) the ability to access cost-effective funding; (10) changes in financial markets; (11) changes in economic conditions in general and in the Chicago metropolitan area in particular; (12) the costs, effects and outcomes of litigation; (13) new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (14) changes in accounting principles, policies or guidelines; and (15) future acquisitions by MB Financial of other depository institutions or lines of business.

MB Financial and First SecurityFed do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information

MB Financial will file a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of First SecurityFed seeking their approval of the proposed transaction. Investors and security holders are advised to read the proxy statement/prospectus because it will contain important information. When filed, these documents can be obtained free of charge from the web site maintained by the SEC at "www.sec.gov." This document also can be obtained free of charge upon written request to MB Financial, Inc., Secretary, 1200 North Ashland Avenue, Chicago, Illinois 60622 or by calling (773) 645-7868.

First SecurityFed and its directors and executive officers may be deemed to be participants in the solicitation of proxies from First SecurityFed stockholders to approve the proposed transaction. Information about these participants may be obtained through the SEC's web site from the definitive proxy statement filed with the SEC by First SecurityFed on March 21, 2003. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Outline of Presentation

- Strategic Rationale for Transaction
- Overview of First SecurityFed
- Financial Terms and Pricing
- Integration Plan
- Summary

Strategic Rationale for Transaction

- Branches expand Chicago presence
- Unique and successful niche serving ethnic markets (Ukrainian, Polish, Hispanic)
  - Attractive growth characteristics
  - Gentrifying neighborhoods
- Profitable and growing commercial real estate and construction businesses
- Well run and efficient organization

Overview of
First SecurityFed Financial, Inc.

First SecurityFed Financial, Inc.

- Long history serving Ukrainian and Polish ethnic markets
- History of bank goes back to 1928
- Holding company was formed and mutual to stock conversion completed in 1997
- As of 9/30/03, total assets of $490 million and total equity of $81 million
- Dominant local deposit market share in Ukrainian Village/West Town
- Well run bank – Efficiency ratio of 36%, high ROA and high net interest margin

Branch Locations


Rolling Meadows
Hoffman Estates
Mount Prospect
Glenview
Wilmette
Evanston
Schaumburg
Morton Grove
Skokie
Des Plaines
Niles
Streamwood
Park Ridge
Elk Grove Village
Bartlett
Hanover Park
Roselle
Bensenville
Bloomingdale
Addison
Franklin Park
Elmwood Park
Carol Stream
Elmhurst
Melrose Park
Villa Park
Oak Park
Bellwood
Maywood
Lombard
Glen Ellyn
Wheaton
Du Page
Westchester
Berwyn
Chicago
Brookfield
Cook
La Grange
Lisle
Downers Grove
Westmont
Naperville
Darien
Woodridge
Burbank
Oak Lawn
Evergreen Park
Bolingbrook
Palos Hills
Alsip
Blue Island
East Chicago
Will
Dolton
Hammond
Orland Park
Oak Forest
Harvey
Calumet City
South Holland
Lake
Tinley Park
Lansing
Copyright (C) 2003 Y-Merge.com, a service of SNL Financial
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14.03mi

MB Financial ★ First SecurityFed

Philadelphia office not shown

Local Deposit Market Share

Western Avenue

Data as of June 30, 2003
Dollar values in millions
Market defined as 2 mile radius from each First SecurityFed branch

Rank	Institution	City	Branch Count	Total Deposits	Market Share
1	MB Financial Inc.	Chicago	1	$611.2	34.04 %
2	MAF Bancorp Inc.	Chicago	4	218.3	12.16
3	Bank One Corp.	Chicago	3	204.2	11.37
4	First SecurityFed Financial	Chicago	2	173.3	9.65
5	Liberty Bank for Savings	Chicago	1	150.0	8.35
6	Fifth Third Bancorp	Chicago	1	85.2	4.75
7	U.S. Bancorp	Chicago	2	77.8	4.33
8	Midwest Banc Holdings Inc.	Chicago	1	52.7	2.94
9	First Eagle Bancshares Inc.	Chicago	1	41.9	2.33
10	Taylor Capital Group Inc.	Chicago	1	32.2	1.80
	Total Market Area		**30**	**$1,795.7**	

Milwaukee Avenue

Data as of June 30, 2003
Dollar values in millions
Market defined as 2 mile radius from each First SecurityFed branch

Rank	Institution	City	Branch Count	Total Deposits	Market Share
1	Parkway Bancorp Inc.	Chicago / Harwood Heights	2	$749.1	20.66 %
2	LaSalle Bank Corporation	Chicago (5) / Skokie (1)	6	725.8	20.02
3	Liberty Bank for Savings	Chicago	2	386.7	10.66
4	Bank One Corp.	Chicago	2	374.4	10.33
5	MAF Bancorp Inc.	Chicago	3	324.4	8.95
6	Hoyne Savings Bank	Chicago	1	193.4	5.33
7	FBOP Corp.	Chicago	1	169.4	4.67
8	Charter One Financial	Harwood Heights	1	163.9	4.52
9	Associated Banc-Corp	Chicago	2	163.9	4.52
10	TCF Financial Corp.	Chicago (3) / Niles (1)	4	99.4	2.74
11	Golden West Financial	Niles	1	75.3	2.08
12	Citizens Financial Corporation	Chicago	1	56.4	1.56
13	First American Bank Corp	Chicago	1	53.2	1.47
14	First SecurityFed Financial	Chicago	1	25.7	0.71
15	Guaranty Financial MHC	Niles	1	22.8	0.63
	Total Market Area		**32**	**$3,626.2**	

Data source: SNL Financial

Palatine

Data as of June 30, 2003
Dollar values in millions
Market defined as 2 mile radius from each First SecurityFed branch

Rank	Institution	City	Branch Count	Total Deposits	Market Share
1	BMO Financial Group	Palatine (3) / Rolling Meadows (1)	4	$655.7	33.35 %
2	Hershenhorn Bancorp, Inc.	Palatine	1	599.7	30.50
3	Royal American Corporation	Inverness	1	179.8	9.15
4	Charter One Financial	Rolling Meadows	1	120.3	6.12
5	American Chartered Bncp Inc.	Palatine	1	98.7	5.02
6	Platinum Bancshares Inc.	Rolling Meadows	1	95.7	4.87
7	Citigroup Inc.	Palatine	1	69.8	3.55
8	Bancpal Inc.	Palatine	1	58.2	2.96
9	Ben Franklin Bank of Illinois	Rolling Meadows	1	30.9	1.57
10	First American Bank Corp	Rolling Meadows	1	18.3	0.93
11	First SecurityFed Financial	Palatine	1	16.7	0.85
12	Bank One Corp.	Rolling Meadows	1	10.1	0.51
13	TCF Financial Corp.	Rolling Meadows / Hoffman Estates	2	8.6	0.44
14	AMCORE Financial Inc.	Schaumburg	1	3.6	0.18
	Total Market Area		**18**	**$1,966.1**	

Data source: SNL Financial

Philadelphia

Data as of June 30, 2003
Dollar values in millions
Market defined as 2 mile radius from each First SecurityFed branch

Rank	Institution	City	Branch Count	Total Deposits	Market Share
1	Royal Bank of Scotland Group	Philadelphia	12	$873.8	32.60 %
2	Wachovia Corp.	Philadelphia	9	403.3	15.05
3	PNC Financial Services Group	Philadelphia	5	311.7	11.63
4	Beneficial Mutual Savings Bank	Philadelphia	4	258.6	9.65
5	Semperverde Holding Company	Philadelphia	2	225.7	8.42
6	M&T Bank Corp.	Philadelphia	3	165.6	6.18
7	First SecurityFed Financial	Philadelphia	1	83.0	3.10
8	Sovereign Bancorp Inc.	Philadelphia	1	69.4	2.59
9	TF Financial Corp.	Philadelphia	1	67.8	2.53
10	Hudson United Bancorp	Philadelphia	1	61.6	2.30
	Total Market Area		**46**	**$2,680.2**	

Data source: SNL Financial

Financial Overview

First SecurityFed Financial, Inc.
Dollar values in thousands
Data as of 9/30/03

Balance Sheet	
Cash & Securities	$183,592
Net Loans & Leases	298,971
Intangibles	--
Other Assets	8,279
Total Assets	$490,842
Deposits	$308,239
Long-term FHLB Advances	93,759
Other Liabilities	7,616
Total Liabilities	409,614
Total Common Equity	81,228
Total Liabilities and Equity	$490,842

Income & Returns	
LTM Net Income	$8,279
LTM ROAA	1.8%
LTM ROAE	10.6%
LTM Efficiency Ratio	36%

Financial Terms and Pricing

Financial Terms of Transaction

Consideration:	52% stock 48% cash
Purchase Price:	$139.2 million*
Transaction Expenses:	$4.8 million (after tax)
Termination Fee:	$5.9 million
Expected Close:	Second Quarter of 2004

* Purchase price includes cost of terminating First SecurityFed's existing ESOP. Purchase price is fixed at $139.2 million and number of MB shares is fixed at 1,996,849. Stock percentage floats based upon MB's per share value. If the stock percentage falls below 40%, MB has the option of filling shortfall with additional shares or converting entire transaction to cash.

Pricing Data

Purchase Price:	$139.2 million
Price / LTM Net Income:	16.8x
Price / Book Value:	171.3%
Price / Tangible Book:	171.3%
Premium to Deposits:	18.8%
Premium to Market:	10.5%

Recent Acquisition Pricing

Transaction	P/E	P/E Adj*	P/B	Prem/ Dep
FSL	21.7	9.7	1.2	4.3%
Lincolnwood	14.4	9.7	1.6	6.9%
LaSalle Leasing	10.0	6.3	1.3	N/A
South Holland Bancorp	18.1	10.3	1.2	4.4%
First SecurityFed	16.8	9.8	1.7	18.8%

* "P/E Adj" is computed as (price – excess equity) / (pre-acquisition core earnings + after-tax cost savings – after tax earnings on excess equity).

Recent Acquisition Pricing

Transaction	IRR	1st Full Year EPS	1st Full Year Cost Saves
FSL	27%	+3.5%	42%
Lincolnwood	27%	+4.5%	50%
LaSalle Leasing	22%	+3.4%	0%
South Holland Bancorp	22%	+3.5%	21%
First SecurityFed*	21%	+3.5%	15%

* For First SecurityFed, second year EPS accretion is projected to be 3.8% and second year cost saves are estimated to be 32%.

Recent Midwest Transactions

Deal Value Between $50M and $250M
Transactions Since January 1, 2002
Targets Based in the Midwest
12 Transactions

Acquiror	St.	Seller	St.	Annc. Date	Deal Value ($M)	Deal Price/ 4-Qtr EPS (x)	Deal Price/ Book (%)	Deal Price/ Tan. Bk. (%)	Tan. Bk. Premium/ Deposits (%)
					Transaction Information				
First Place Financial Corp.	OH	Franklin Bancorp Inc.	MI	11/10/08	88.6	NM	177.9	177.9	9.0
Chemical Financial Corp.	MI	Caledonia Financial Corp.	MI	9/25/08	55.8	17.1	267.8	267.8	19.9
First Midwest Bancorp Inc.	IL	CoVest Bancshares Inc.	IL	9/11/08	102.5	15.8	184.0	187.8	10.8
First Federal Capital Corp	WI	Liberty Bancshares, Inc.	MN	4/10/08	76.4	15.8	210.8	218.7	11.6
Bridgeview Bancorp, Inc.	IL	Uptancorp Inc.	IL	2/14/08	96.7	12.4	172.8	174.2	6.9
Charter One Financial	OH	Advance Bancorp Inc.	IL	1/16/08	72.0	15.4	187.8	187.8	4.0
MAF Bancorp Inc.	IL	Fidelity Bancorp Inc.	IL	12/17/02	101.4	12.5	170.6	170.6	10.5
First Southern Bancorp, Inc.	KY	South Central Bancshares Inc.	KY	12/16/02	55.0	17.2	187.8	145.6	6.2
MB Financial Inc.	IL	South Holland Bancorp Inc.	IL	11/4/02	98.1	18.1	128.8	126.9	4.4
Sky Financial Group Inc.	OH	Metropolitan Financial Corp.	OH	10/24/02	78.6	NM	148.4	150.6	2.5
First Merchants Corp.	IN	CNBC Bancorp	OH	8/28/02	58.0	17.1	229.1	229.8	18.8
Charter One Financial	OH	Charter National Bancorp, Inc.	MI	1/11/02	90.4	26.4	887.4	887.4	29.4
				High	102.5	26.4	887.4	887.4	29.4
				Low	55.0	12.4	128.8	126.9	2.5
				Mean	76.9	16.7	190.9	198.6	10.8
				Median	77.5	16.2	175.1	176.1	9.8
MB Financial Inc.	IL	First SecurityFed Financial	IL	1/12/04	189.2	16.8	171.8	171.8	18.8

Data source: SNL Financial

Recent Chicago Area Transactions

Deal Value Greater Than $25M
Transactions Since January 1, 2001
Targets Based in the Chicago Metropolitan Area
16 Transactions

					Transaction Information				
Acquiror	St.	Seller	St.	Annc. Date	Deal Value ($M)	Deal Price/ 4-Qtr EPS (x)	Deal Price/ Book (%)	Deal Price/ Tan. Bk. (%)	Tan. Bk. Premium/ Deposits (%)
Banks									
BMO Financial Group		Lakeland Financial Corp.	IL	11/24/08	84.6	88.8	248.8	248.8	14.0
First Midwest Bancorp Inc.	IL	CoVest Bancshares Inc.	IL	9/11/08	102.5	15.8	184.0	187.8	10.8
Bridgeview Bancorp, Inc.	IL	Upbancorp Inc.	IL	2/14/08	56.7	12.4	172.8	174.2	6.9
Charter One Financial	OH	Advance Bancorp Inc.	IL	1/16/08	72.0	15.4	187.8	187.8	4.0
Standard Bancshares Inc.	IL	East Side Bancorporation, Inc.	IL	12/19/02	27.4	NM	127.7	184.2	6.9
MB Financial Inc.	IL	South Holland Bancorp Inc.	IL	11/4/02	98.1	18.1	128.8	126.9	4.4
MB Financial Inc.	IL	First Lincolnwood Corporation	IL	12/27/01	85.0	14.4	160.0	160.0	6.9
First National of Nebraska	NE	Castle BancGroup Inc.	IL	9/10/01	82.1	16.2	172.4	179.8	7.4
First Banks Inc.	MO	Plains Financial Corporation	IL	8/2/01	86.5	18.9	155.5	155.5	6.1
First Banks Inc.	MO	Union Financial Group Ltd	IL	7/20/01	26.6	8.2	148.1	167.1	8.6
MAF Bancorp Inc.	IL	Mid Town Bancorp, Inc.	IL	7/2/01	69.0	15.0	224.5	224.5	18.4
Financial Federal MHC, Inc.	IL	Success Bancshares Inc.	IL	5/21/01	48.1	81.7	152.7	152.7	8.7
BMO Financial Group		First National Bancorp Inc.	IL	8/1/01	220.8	19.1	229.4	247.6	15.6
				Bank Mean	69.5	18.2	172.0	180.4	8.0
				Bank Median	56.7	15.8	160.0	174.2	6.9
Thrifts									
MAF Bancorp Inc.	IL	Fidelity Bancorp Inc.	IL	12/17/02	101.4	12.5	170.6	170.6	10.5
Midwest Banc Holdings Inc.	IL	Big Foot Financial Corp.	IL	7/22/02	88.6	27.6	112.8	112.8	8.9
MB Financial Inc.	IL	FSL Holdings Inc.	IL	2/8/01	41.8	19.8	148.9	148.9	7.7
				Thrift Mean	58.8	19.9	144.1	144.1	7.8
				Thrift Median	41.8	19.8	148.9	148.9	7.7
				Total Mean	67.5	18.5	166.7	178.6	7.8
				Total Median	52.4	16.2	157.8	168.8	6.9
MB Financial Inc.	IL	First SecurityFed Financial	IL	1/12/04	189.2	16.8	171.8	171.8	18.8

Data source: SNL Financial

Recent High Performing Institution Transactions

Deal Value Between $25M and $300M
Transactions Since January 1, 2003
Target ROAA > 1.30%
19 Transactions

Acquiror	St.	Seller	St.	Annc. Date	*Transaction Information* Deal Value ($M)	Target Return On Avg. Assets (%)	Deal Price/ 4-Qtr EPS (x)	Deal Price/ Book (%)	Deal Price/ Tan. Bk. (%)	Tan. Bk. Premium/ Deposits (%)
Banks										
Capital City Bank Group Inc.	FL	Quincy State Bank	FL	1/8/04	26.1	2.14	9.8	288.4	288.4	15.5
Home Bancshares Inc.	AR	Russellville Bancshares Inc	AR	12/19/03	54.0	1.45	10.5	140.8	184.2	8.6
BMO Financial Group		Lakeland Financial Corp.	IL	11/24/03	84.6	1.74	88.8	248.8	248.8	14.0
Pacific Capital Bancorp	CA	Pacific Crest Capital	CA	10/16/03	187.1	1.48	16.5	271.7	271.7	26.4
Synovus Financial Corp.	GA	Peoples Florida Banking Corp	FL	10/7/03	77.6	1.81	28.2	479.9	479.9	82.6
Chemical Financial Corp.	MI	Caledonia Financial Corp.	MI	9/25/03	55.8	1.68	17.1	267.8	267.8	19.9
Fulton Financial Corp.	PA	Resource Bankshares Corp.	VA	8/25/03	195.8	1.48	18.2	880.9	885.6	28.4
Southern Community Financial	NC	Community Bank	NC	7/30/03	78.0	1.77	18.8	802.9	802.9	26.2
BOK Financial Corp.	OK	Colorado Funding Co.	CO	7/10/03	81.7	1.88	25.1	814.7	814.7	20.5
Boston Private Financial	MA	First State Bancorp	CA	7/10/03	26.6	1.81	15.0	282.0	252.1	6.9
Community Bank System Inc.	NY	Grange National Banc Corp.	PA	6/7/03	80.1	1.52	20.8	281.9	282.6	25.1
LandAmerica Financial Group	VA	Orange County Bancorp	CA	4/25/03	27.6	1.88	6.9	184.6	184.6	8.7
Merchants and Manufacturers	WI	Reedsburg Bancorp, Inc.	WI	4/24/03	86.0	1.51	17.9	216.8	216.8	16.6
Inwood Bancshares Inc.	TX	W&T Bancshares Inc.	TX	4/11/03	88.0	1.85	18.8	287.1	287.6	16.0
First Federal Capital Corp	WI	Liberty Bancshares, Inc.	MN	4/10/03	76.4	1.82	15.8	210.8	218.7	11.6
Southwest Bancorp. of Texas	TX	Maxim Financial Holdings Inc.	TX	3/10/03	68.0	1.84	20.1	219.5	222.6	18.8
				Bank Mean	68.0	1.56	18.2	257.7	262.7	17.5
				Bank Median	59.2	1.48	18.0	242.7	250.2	16.8
Thrifts										
Banknorth Group Inc.	ME	Foxborough Savings Bank	MA	11/25/03	90.6	1.59	22.4	801.0	801.0	80.5
Franklin Bank Corp.	TX	Jacksonville Bancorp Inc.	TX	8/12/03	72.4	1.41	10.7	158.7	172.7	8.9
FirstBank NW Corp.	ID	Oregon Trail Financial Corp.	OR	2/24/03	78.8	1.88	18.1	111.5	111.6	5.8
				Thrift Mean	78.8	1.44	15.4	190.4	195.1	15.1
				Thrift Median	78.8	1.41	18.1	158.7	172.7	8.9
				Total Mean	69.7	1.54	17.8	247.0	252.0	17.2
				Total Median	72.4	1.45	17.9	287.1	248.8	16.0
MB Financial Inc.	IL	First SecurityFed Financial	IL	1/12/04	189.2	1.74	16.8	171.8	171.8	18.8

Data source: SNL Financial

Financial Impact of Transaction

- Fully-diluted EPS Accretion:
  - Minimal in 2004, as conversion not completed until third quarter
  - $0.08 - $0.10 in 2005
- Creates $52.0 million of Goodwill
- Anticipated Cost Savings (after tax):
  - Minimal in 2004
  - $2.0 million in 2005
- IRR on Investment of 21%

Integration Plan

- Integration Risk is Low
  - Minimal changes in customer service-related personnel
  - Will integrate back office to enhance product and service offerings to customers
  - Proven integration capabilities
  - Will expand our language capabilities to include Ukrainian: telephone banking system, back office personnel, marketing materials, etc.
- Two First SecurityFed directors to join MB Financial Bank Board
- Conservative Cost Saving Assumptions
- Expected to Close: Second Quarter 2004
- Expected Integration: Third Quarter 2004

Pro Forma Balance Sheet

MB Financial, Inc.
Dollar values in millions
Data as of 9/30/03

Assets	
Cash & Securities	$1,365
Net Loans & Leases	3,066
Goodwill	122
Other Intangibles	11
Other Assets	275
Total Assets	$4,839

Liabilities	
Deposits	$3,644
Borrowings	617
Trust Preferred	85
Other Liabilities	60
Total Liabilities	4,406
Total Common Equity	433
Total Liabilities and Equity	$4,839

Summary

- Combination strategically increases MB's deposit franchise and strengthens its core deposit base
- Enhances MB's ability to serve additional ethnic markets
- Adds profitable and rapidly growing construction business
- Provides strong earnings accretion in 2005

mb financial

First SecurityFed Financial, Inc. Merger

January 12, 2004